# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TALPHERA, INC., CIK 0001427925
CUSIP: 00444T209
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1850 Gateway Drive, Suite 175, San Mateo, California (CA), 94404
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001104659-24-005645
Filed by CIK 0001472322
Persons authorized to receive notices and communications: Taki Vasilakis, 130 Main St. 2nd Floor, New Canaan, Connecticut (CT), 06840, (203) 308-4440

## Reporting persons
- Nantahala Capital Management, LLC (CIK 0001472322): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,992,519; sole dispositive power 0; shared dispositive power 1,992,519; aggregate amount beneficially owned 1,992,519 (11.7% of the class)
- Wilmot B. Harkey (CIK 0001775952): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,992,519; sole dispositive power 0; shared dispositive power 1,992,519; aggregate amount beneficially owned 1,992,519 (11.7% of the class)
- Daniel Mack (CIK 0001775831): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,992,519; sole dispositive power 0; shared dispositive power 1,992,519; aggregate amount beneficially owned 1,992,519 (11.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TALPHERA, INC.
Address of issuer's principal executive offices: 1850 Gateway Drive, Suite 175, San Mateo, California (CA), 94404
Comment:
This filing is Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed with the Securities and Exchange Commission on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company ("Nantahala"), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala, on January 23, 2024 (the "Original Schedule 13D"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Talphera, Inc. (the "Issuer"), as previously amended on April 2, 2025. Nantahala and Messrs. Harkey and Mack are referred to herein as the "Reporting Persons."

This Amendment No. 2 is filed solely for the purpose of attaching Exhibit 99.9. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information reported in the Original Schedule 13D as previously amended, which, as amended further hereby, is referred to as the "Schedule 13D."

The Reporting Persons have jointly filed this Schedule 13D pursuant to Rule 13d-1(k)(1).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by the addition of the following exhibits:

Exhibit 99.9 Securities Purchase Agreement, dated January 31, 2025, by and among the Issuer and entities affiliated with Nantahala Management, LLC

## Signatures
- Nantahala Capital Management, LLC: /s/ Taki Vasilakis, Taki Vasilakis / Chief Compliance Officer (04/03/2025)
- Wilmot B. Harkey: /s/ Wilmot B. Harkey, Wilmot B. Harkey / Manager (04/03/2025)
- Daniel Mack: /s/ Daniel Mack, Daniel Mack / Manager (04/03/2025)